March 6, 2017

Schneider National, Inc.

Registration Statement on Form S-1

CIK No. 0001692063

Dear Mr. Brown:

Schneider National, Inc. (the “Company”) has submitted today to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (CIK No. 0001692063) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s response to the comments contained in your letter dated February 16, 2017 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 2 and four copies that are marked to show changes from Amendment No. 1 to the Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

Risk Factors, page 20

Risks Relating to This Offering and Ownership of Our Class B Common Stock, page 35

The dual class structure of our common stock, page 35

1.	To help further explain the risks with respect to the Schneider family and the trustees of the Voting Trust, please describe how, with respect to Major Transactions, the vote will not be controlled by the Voting Trust, but will be instead controlled by certain trusts for the benefit of the Schneider family members.

The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page 35 of Amendment No. 2.

Use of Proceeds, page 44

2.	We note your response to our prior comment 11. Please revise the Use of Proceeds section to clarify, if true, that the reference to capital expenditures is referring to the plan to purchase chassis as part of a program of conversion from a rented chassis model to a company-owned chassis model as described on pages 6-7, 68, 86 and 91.

The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page 45 of Amendment No. 2.

Compensation Discussion and Analysis, page 107

Please revise to provide complete information in this section, as we note missing data throughout. For example and without limitation, the Summary Compensation Table does not include any totals for fiscal year 2016, the Outstanding Equity Awards at End of Fiscal Year 2016 does not provide information under Market Value of Shares of Stock That Have Not Vested, and the Potential Payments upon Termination or Change in Control appears to have incomplete disclosure as well.

The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on pages 114-115, 119, 122-124, and 126 of Amendment No. 2.

*    *    *    *    *    *     *

Please contact me at (212) 474-1824 with any questions or comments you may have regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Johnny G. Skumpija Johnny G. Skumpija

John Dana Brown

    Attorney-Advisor

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Encl.

Copy w/encl. to:

Julie Griffith

    Special Counsel

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Paul Kardish

    General Counsel, Corporate Secretary and Executive Vice President

        Schneider National, Inc.

            3101 Packerland Drive

                Green Bay, Wisconsin 54313

BY EDGAR; FED EX